UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2000

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-5975

A. Full Title of Plan: Humana Puerto Rico 1165(e) Retirement Plan

B. Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:

Humana Inc.

500 West Main Street

Louisville, Kentucky 40202

Humana Puerto Rico 1165(e) Retirement Plan

Plan #004 EIN #61-0647538

Report on Audits of Financial Statements
and Supplemental Schedules

for the years ended December 31, 2000 and 1999

I N D E X
Pages

Report of Independent Accountants	2

Financial Statements:

Statements of Net Assets Available for Benefits,
December 31, 2000 and 1999	3

Statements of Changes in Net Assets Available for Benefits
for the years ended December 31, 2000 and 1999	4

Notes to Financial Statements	5-13

Supplemental Schedules:

Schedule of Assets Held for Investment Purposes at End of Year,
December 31, 2000	14

Schedule of Reportable Transactions for the year ended
December 31, 2000	15

Report of Independent Accountants

To the Plan Administrator
Humana Puerto Rico 1165(e) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Humana Puerto Rico 1165(e) Retirement Plan (the Plan) at December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

April 24, 2001, except for certain information
in Note 3, as to which the date is
June 4, 2001

Humana Puerto Rico 1165(e) Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2000 and 1999
	2000			1999
	Participant	Nonparticipant		Participant	Nonparticipant
ASSETS	Directed	Directed	Total	Directed	Directed	Total

Investments, at fair value/contract value:
Plan interest in Master Trust	$ 1,191,484	$ 590,755	$ 1,782,239	$ 852,784	$ 256,563	$ 1,109,347

Other assets allocated from Master Trust:
Receivable from participating employers
for participant withholdings and
employers' contributions	345,905	4,978	350,883	191,090	3,201	194,291
Accrued interest and dividends	12,366		12,366	223		223

Total assets	1,549,755	595,733	2,145,488	1,044,097	259,764	1,303,861

LIABILITIES AND NET ASSETS
AVAILABLE FOR BENEFITS

Liabilities allocated from Master Trust:
Accrued expenses	132		132	169		169

Net assets available for benefits	$ 1,549,623	$ 595,733	$ 2,145,356	$ 1,043,928	$ 259,764	$ 1,303,692

The accompanying notes are an integral part of the financial statements.

Humana Puerto Rico 1165(e) Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2000 and 1999
	2000			1999
	Participant	Nonparticipant		Participant	Nonparticipant
	Directed	Directed	Total	Directed	Directed	Total
Additions allocated from the Master Trust:
Investment income:
Plan interest in Master Trust investment income:
Interest and dividend income	$ 29,232		$ 29,232	$ 646		$ 646
Net appreciation in fair value of investments	41,977	$ 267,189	309,166	22,121		22,121

	71,209	267,189	338,398	22,767		22,767
Contributions:
Participants	282,019		282,019	264,797		264,797
Employers	331,008	121,472	452,480	183,258	$ 107,454	290,712
Forfeited employers' contributions	(1,079)	(32,726)	(33,805)	(2,456)	(50,253)	(52,709)

Total additions	683,157	355,935	1,039,092	468,366	57,201	525,567

Deductions allocated from Master Trust:
Benefits paid to participants	176,024	19,577	195,601	117,319	2,477	119,796
Administrative expenses	1,438	389	1,827	848	93	941
Plan interest in Master Trust investment income:
Net depreciation in fair value of investments			-		284,308	284,308

Total deductions	177,462	19,966	197,428	118,167	286,878	405,045

Net increase (decrease)	505,695	335,969	841,664	350,199	(229,677)	120,522

Net assets available for benefits:
Beginning of year	1,043,928	259,764	1,303,692	693,729	489,441	1,183,170

End of year	$ 1,549,623	$ 595,733	$ 2,145,356	$ 1,043,928	$ 259,764	$ 1,303,692

The accompanying notes are an integral part of the financial statements.

Humana Puerto Rico 1165(e) Retirement Plan

Notes to Financial Statements

1. Summary of Plan:

The Humana Puerto Rico 1165(e) Retirement Plan (the Plan), is a qualified, trusteed plan established for the benefit of the employees of Humana Health Plans of Puerto Rico, Inc., and Humana Insurance of Puerto Rico, Inc. and who are residents of Puerto Rico. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Physicians Corporation of America Inc. (PCA), which was a wholly-owned subsidiary of Humana Inc. (Humana or the Company), was the sponsor of the Plan. Effective March 31, 2000, Humana became the sponsor of the Plan. Humana is one of the nation's largest publicly traded health services offering coordinated health insurance coverage, primarily to employer groups and government sponsored plans, through a variety of product offerings.

a. Contributions: The Plan maintains two accounts, the Pretax Savings Account and the Retirement Account, a profit sharing account.

Any employee of the Company who is employed with a sponsoring employer is eligible to participate in the Plan's Pretax Savings Account. A participant, through payroll deductions, may contribute not less than 1% nor more than 10% of the participant's annual compensation, not to exceed the Puerto Rico Tax Code limitation in effect for the calendar years which was $8,000 for 2000 and 1999. Effective after January  1, 1998 on the date the Company so elects, an automatic contribution in the amount of 3% of the participant's compensation shall be made beginning on the employee's date of hire, unless the employee elects not to participate in the Pretax Savings Account or elects a different percentage up to 6%. As of December 31, 2000, the Company had not elected to begin this automatic contribution. The Company's contribution is equal to 50% of the participant's contribution up to 6% of the participant's annual compensation for any participating employee who has completed at least one year of service with at least 1,000 hours of service. The Board of Directors of the Company, at its option, may increase this matching percentage up to 100%. All matching contributions are funded bi-weekly and shall be invested in the Humana Common Stock Fund.

After an employee completes two years of service with a sponsoring employer and has complied with certain other service requirements, the employee becomes eligible to participate in the profit sharing. For the calendar year ended December 31, 2000 and 1999, the Company declared a profit sharing contribution of approximately $333,708 and $183,300, respectively. This contribution was made into the Retirement Account of the Plan and was allocated to the participants based on an amount equal to 4% of each participating employee's qualifying compensation earned during the plan year, plus 4% of any compensation that exceeds the social security taxable wage base. Contribution amounts are computed as of the end of each plan year and are nonforfeitable.

Humana Puerto Rico 1165(e) Retirement Plan

Notes to Financial Statements, Continued

1. Summary of Plan, continued:

a. Contributions, continued: Contributions to the Plan by or on behalf of employees may be restricted in amount and as to timing so as to meet various requirements of the Internal Revenue Code (IRC) of 1986 as amended.

Each participant's account is credited with the participant's contributions and the Company's contributions and the allocations of Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participants' account balances.

Participants may allocate contributions to the Pretax Savings Account and the Company's contribution to the Retirement Account among various investment options in 1% increments. The Plan currently offers eight mutual funds and the Humana Common Stock Fund as investment options. In the absence of such allocation, contributions are invested in the Interest Income Fund. In connection with a change in allocation of a participant's or the Company's future contributions among the nine investment options and a change in the investment of existing accounts (Transfers), the value of Transfers to or from the Humana Common Stock Fund will reflect the price or prices at which all shares are purchased, sold or transferred before, on or after the participant's election rather than transferring strictly based on the value at the closing price.

Employee contributions are nonforfeitable. Participants who withdraw from the Pretax Savings Account prior to being credited with four years of participation or five years of service with the Company are eligible to receive generally the value of employer contributions at the withdrawal date, exclusive of those made during the two years preceding withdrawal. Employer contributions become totally nonforfeitable after the participant is credited with four years of participation in the Plan or five years of service with the Company. However, participants who were in the Plan prior to January 1, 1998 will be eligible to receive the value of employer contributions based on the better of the above vesting or the previously determined vesting where a participant was 100% vested after four years of credited service. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Employer contributions forfeited as a result of withdrawal following termination of employment will be available to reduce the amount of subsequent employer contributions to the Pretax Savings Account. If a former participant is re-employed prior to five consecutive one-year breaks in service and repays the amount of his/her distribution, then any forfeited employer contributions are restored to his/her account.

Humana Puerto Rico 1165(e) Retirement Plan

Notes to Financial Statements, Continued

1. Summary of Plans, continued:

b. Withdrawals: The value of a participant's interest, including employer contributions, is generally payable upon the occurrence of one of the following events: (1) the participant's retirement after attaining age 55; (2) a determination by the Company upon competent medical or other evidence that, by reason of permanent and total disability, the participant is incapable of performing the duties of his/her work; or (3) the participant's death.

In the event funds are needed because of extreme financial hardship, as defined by law, the participant may be allowed to make a withdrawal of his/her vested account balance. In addition, the Plan contains restrictions relating to minimum withdrawals and the frequency of withdrawals.

Benefits under the Plan are payable to withdrawing participants, including retirees, as follows:

a. A lump-sum distribution in cash or, in the event of a distribution from the Humana Common Stock Fund, partially or totally in Humana common stock, or

b. Monthly, quarterly or annual installments for a period of 5, 10, 15 or 20 years not to exceed the life expectancy of the participant, or the joint and last survivor expectancy of the participant and designated beneficiary, or

c. A life annuity paid monthly or quarterly, or

d. A life annuity with guaranteed payments for a period of 5, 10, 15 or 20 years.

The Plan permits the employee to roll over contributions from another qualified plan. An employee must make a written request to the Plan for a rollover contribution. These contributions must comply with certain requirements before the Plan will authorize the rollover contribution.

Participants may borrow from their fund accounts. The aggregate of the loans to a participant shall not exceed the lesser of $50,000 or 50% of the vested portion of his/her participant contribution accounts, voluntary contribution accounts, plus his/her employer Pretax Savings Account to which he/she would be entitled to if he/she incurred a termination of employment. The minimum a participant may borrow is $500. Loan transactions are treated as a transfer to (from) the various investment funds from (to) the Participant Notes Fund. Loan terms range from one to four years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a reasonable rate in accordance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA, as determined by the Plan Administrator. Principal and interest are repaid ratably through payroll deductions.

Humana Puerto Rico 1165(e) Retirement Plan

Notes to Financial Statements, Continued

2. Summary of Significant Accounting Policies:

a. Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting. Withdrawals by participants are recorded when paid. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

b. Valuation of Investments: The fair value of the Plan's interest in the Master Trust is based on the beginning of the year value of the Plan's interest in the trust plus actual contributions and allocated investment income (reported net of administrative expenses) less actual distributions. Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. Securities for which no market quotation was readily available are valued at fair value as determined by National City Trust, the trustee. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant notes receivable and investments in money market funds are valued at cost which approximates fair value.

Traditional and synthetic guaranteed investment contracts (GICs) with banks and insurance companies are fully benefit-responsive and are carried at contract value, which represents contributions, plus interest earned at specified rates, less withdrawals and administrative expenses. The collateralized mortgage obligations, bonds and asset-backed securities are recorded at fair value. These securities are not listed on a national securities exchange. The fair values represent the mean of bid and asked prices obtained from certified investment brokers.

The Plan presents in the accompanying statements of changes in net assets available for benefits the net appreciation or depreciation in fair value of investments which consists of both realized gains or losses and unrealized appreciation or depreciation.

c. Management Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting periods. Actual results could differ from those estimates.

Humana Puerto Rico 1165(e) Retirement Plan

Notes to Financial Statements, Continued

3. Investments:

The Plan's investment assets are held in the Humana Retirement and Savings Master Trust (Master Trust) by a custodian trust company. Earnings of the Master Trust are allocated between the Plan and the Humana Retirement and Savings Plan based on each plan's investment balance to the total Master Trust investment balance. Earnings are further allocated to the respective participants based on each participant's respective asset total to total Plan assets.

The following table presents the fair value/contract value of investments at December 31, 2000 and 1999. Investments that represent 5% or more of the Plan's assets have been separately identified.

	2000	1999

	Fair Value/	Fair Value/
	Contract Value	Contract Value

Investments, at fair value:
Plan interest in Master Trust	$ 1,782,239	$ 1,109,347

During 2000 and 1999, the Plan's investments, including investments bought, sold, and held during the year, appreciated (depreciated) in value $309,166 and $(262,187), respectively.

As of December 31, 2000 and 1999, the Plan's interest in the Master Trust was .4% and .26%, respectively. Investment income, administrative expenses and realized gains or losses related to the Master Trust are allocated monthly to the individual plans based upon the beginning monthly balances invested by each plan.

The Plan enters into arrangements known as synthetic GICs which are investment contracts that simulate the performance of traditional GICs through the use of financial instruments. The assets are held in trust for the Plan by the issuer of the investment contract. The Plan then enters into a benefit responsive "wrapper" contract with a third-party such as a financial institution or an insurance company which guarantees the Plan a specific value and rate of return for the assets held in trust. The underlying financial instrument held in trust and the wrapper contract are presented together in the financial statements at contract value. The wrapper contract is valued at the difference between the fair value of the trust assets and the contract value attributable by the wrapper to such assets and is $956,790.

The fair value of the investments carried at contract value in the Master Trust at December 31, 2000 and 1999 was $87,056,829 and $84,979,712, respectively. The average yield and crediting interest rate approximated 6.4% and 6.1% for 2000 and 1999, respectively.

The per share closing price of Humana's common stock was $15.25 and $8.188 on December 31, 2000 and 1999, respectively. On June 4, 2001, the per share closing price of Humana's common stock was $9.90.

Humana Puerto Rico 1165(e) Retirement Plan

Notes to Financial Statements, Continued

3. Investments, continued:

The fair value of net assets available for benefits of the Master Trust as of December 31, 2000 and 1999 is described in the following table:

ASSETS	2000	1999

Investments, at fair value:
Common stock:
Humana Inc. Common Stock	$ 121,313,476	$ 55,132,473
Mutual funds:
State Street Flagship Domestic Index Fund	88,504,330	100,910,657
PIMCO Funds	3,503,448	2,906,154
Invesco Value Trustee Fund	25,165,184	28,347,797
IDS New Dimensions Fund	17,271,520	15,737,850
Harbor International Fund	27,369,008	29,645,520
Blackrock Fund	37,188,870	33,025,853
Fidelity Contrafund	88,350,587	109,773,100

	408,666,423	375,479,404
Obligations due within one year:
Armada Money Market Fund	5,492,065	2,807,680

Investments, at contract value:
Investment contracts - banks:
Bank of America Synthetic GIC	3,783,229	3,561,917
Bankers Trust Co.	-	6,245,734
Caisse Des Depots	3,833,647	6,821,756
Caisse Des Depots Synthetic GIC	3,395,913	-
Chase Manhattan Bank Synthetic GIC	6,638,289	-
State Street Bank & Trust Synthetic GIC	8,123,124	3,243,825
UBS AG Synthetic GIC	9,796,140	12,153,012

	35,570,342	32,026,244

	449,728,830	410,313,328

Humana Puerto Rico 1165(e) Retirement Plan

Notes to Financial Statements, Continued

3. Investments, continued:

	2000	1999
Investments, at contract value, continued:
Investment contracts - insurance companies:
Allstate Life Insurance Co.	$ 4,090,980	$ 3,826,207
Allstate Life Insurance Co., Synthetic GIC	5,299,879	4,990,160
Continental Assurance Co., Synthetic GIC	12,236,921	11,039,562
John Hancock Mutual Life	2,814,319	-
John Hancock Mutual Life Synthetic GIC	5,337,997	5,048,866
Metropolitan Life Insurance Co., Group Annuity	-	777,009
Metropolitan Life Insurance Co., Group Annuity	1,818,435	2,051,136
Monumental Life Insurance Co.	2,471,705	2,303,510
Monumental Life Insurance Co., Synthetic GIC	9,758,762	15,783,855
New York Life Insurance Co., Group Annuity	596,170	555,945
New York Life Insurance Co., Group Annuity	1,518,283	1,518,233
Prudential Insurance Co.	4,423,067	4,143,001
TransAmerica Accidental Life Insurance Co.	-	2,121,452
United of Omaha Life Insurance Co.	-	504,564

	50,366,518	54,663,500
Participant notes receivable:
Various	10,118,940	9,674,664

Total investments	510,214,288	474,651,492

Cash	-	46,202
Receivable from participating employers for participant
withholdings and employers' contributions	18,386,228	18,888,324
Accrued interest and dividends	9,716,282	29,538

Total assets	538,316,798	493,615,556

LIABILITIES AND NET ASSETS
AVAILABLE FOR BENEFITS

Cash overdraft	24,335	-
Due to broker	505,289	-
Accrued expenses	215,832	161,772
Forfeited employers' contributions available to reduce future
employers' contributions	24,640	928,312

Total liabilities	770,096	1,090,084

Net assets available for benefits	$ 537,546,702	$ 492,525,472

Humana Puerto Rico 1165(e) Retirement Plan

Notes to Financial Statements, Continued

3. Investments, continued:

The changes in net assets available for benefits of the Master Trust for the years ended December 31, 2000 and 1999 are as follows:

ASSETS	2000	1999

Additions:
Investment income:
Net appreciation in fair value of investments	$ 41,526,741	-
Interest	6,350,903	$ 6,618,718
Dividends	2,105,512	2,142,796

	49,983,156	8,761,514
Transfer from participating plans for contributions:
Participants	31,054,633	31,162,863
Employers	27,645,373	26,700,388
Forfeited employers' contributions	(1,066,064)	(2,485,816)

Total additions	107,617,098	64,138,949

Deductions:
Transfer to participating plans for benefit payments	61,877,894	59,469,206
Administrative expenses	717,974	933,402
Net depreciation in fair value of investments	-	13,934,448

Total deductions	62,595,868	74,337,056

Net increase (decrease)	45,021,230	(10,198,107)

Net assets available for benefits:
Beginning of year	492,525,472	502,723,579

End of year	$ 537,546,702	$ 492,525,472

Humana Puerto Rico 1165(e) Retirement Plan

Notes to Financial Statements, Continued

4. Income Tax Status:

The Plan was established pursuant to the provisions of Section 165(e) of the Puerto Rico Income Tax Act of 1954 (the Act). A favorable tax status determination letter dated May 22, 1995 was obtained from the Treasury Department of the Commonwealth of Puerto Rico, which stated that its underlying trust qualifies under the applicable provisions of the Act and, therefore, is exempt from Puerto Rico income taxes. The Plan has been amended since receiving the determination letter; however, the Company and the Plan's tax counsel believe that the Plan is designed and is currently operating in compliance with the applicable requirements of the Act. The Plan was amended to comply with Section  1165(e) of the Puerto Rico Income Tax Act of 1994.

5. Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, the interest of each participant would continue to be nonforfeitable and would be distributed as determined by the Company.

6. Related Party Transactions:

Administrative expenses of the Plan are paid by the Plan and allocated to the participants' accounts.

Humana Puerto Rico 1165(e) Retirement Plan

Plan #004 EIN #61-0647538

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2000
Description of Investment Including
	Maturity Date, Rate of Interest,	Fair Value/
Issuer	Collateral, Par or Maturity Value	Contract Value

Investments, at fair value:
Plan interest in Master Trust	Various	$ 1,782,239

Humana Puerto Rico Retirement Plan

Plan #004 EIN #61-0647538

Schedule H, Line 4j - Schedule of Reportable Transactions

for the year ended December 31, 2000
Current Value
					Expense		of Asset on	Net
		Purchase	Selling	Lease	Incurred With	Cost of	Transaction	Gain
Identity of Party Involved	Description of Asset	Price	Price	Rental	Transaction	Asset	Date	(Loss)

No reportable transactions.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Humana Puerto Rico 1165(e) Retirement Plan has duly caused this report to be signed by the undersigned thereunto duly authorized.

HUMANA PUERTO RICO 1165(e) RETIREMENT PLAN

BY:

/s/ James H. Bloem
Humana Inc.
James H. Bloem
Senior Vice President and
Chief Financial Officer

June 8, 2001

Exhibit

Exhibit Index

Exhibit 23 Consent of Independent Accountants

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-49305) of Humana Inc. of our report dated April 24, 2001, except for certain information in Note 3, as to which the date is June 4, 2001 relating to the financial statements and supplemental schedules of the Humana Puerto Rico 1165(e) Retirement Plan as of and for the years ended December 31, 2000 and 1999 which appear in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Louisville, Kentucky
June 8, 2001